UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934 *

(Amendment No. 9)*

Environmental Tectonics Corporation
(Name of Issuer)

Common Stock, $0.05 Par Value Per Share

Series D and Series E Preferred Stock
(Title of Class of Securities)

294092101
(CUSIP Number)

Joy Tartar
The Lenfest Group, LLC
300 Barr Harbor Drive
Suite 460
West Conshohocken, PA  19428
(610) 940-0910

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 28, 2012

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D
CUSIP No. 294092101	Page 2 of 7

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON H.F. Lenfest
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.A.
NUMBER OF SHARES	7	SOLE VOTING POWER 8,876,937 (1)
BENEFICIALLY OWNED BY EACH	8	SHARED VOTING POWER
REPORTING PERSON WITH	9	SOLE DISPOSITIVE POWER 8,876,937 (1)
	10	SHARED DISPOSITIVE POWER
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,876,937 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 56.1% (2)
14	TYPE OF REPORTING PERSON* IN
*SEE INSTRUCTIONS BEFORE FILLING OUT.

SCHEDULE 13D
CUSIP No. 294092101	Page 3 of 7

(1) This amount includes 6,063,321 shares of Common Stock issuable upon conversion of 12,127 shares of Series E Preferred Stock, and 594,335 shares of Common Stock issuable upon exercise of 700,000 Common Stock warrants that are presently exercisable.

(2) This figure is based upon (a) 9,155,343 shares of Common Stock issued and outstanding as of October 10, 2012, plus (b) the aggregate 6,657,656 shares of Common Stock issuable upon conversion of the derivative securities set forth in footnote (1) above.

SCHEDULE 13D
CUSIP No. 294092101	Page 4 of 7

Item 1.	Security and Issuer.

This Amendment No. 9 to Schedule 13D filed by H.F. Lenfest (the “Reporting Person”) relates to a financial restructuring transaction (“2012 Restructuring”) of Environmental Tectonics Corporation (the “Company”) with PNC Bank National Association (“PNC Bank”) and the Reporting Person.  As part of the 2012 Restructuring, the Company purchased from the Reporting Person, at the stated price of $1,000 per share, (i) 386 shares of Series D Preferred Stock, representing all of the Company’s issued and outstanding shares of Series D Preferred Stock, and (ii) 9,614 shares of Series E Preferred Stock, representing a portion of the Company’s issued and outstanding Series E Preferred Stock.  The Reporting Person is the only holder of the outstanding Series E Preferred Stock, and 12,127 shares of Series E Preferred Stock remain outstanding, which are convertible into 6,063,321 shares of Common Stock.

In addition, this Amendment No. 9 relates to the following repurchases of Series E Preferred Stock from the Reporting Person:  On March 10, 2010, August 10, 2010 and February 9, 2011, the Company repurchased from the Reporting Person 1,000 shares, 500 shares and 500 shares, respectively, of Series E Preferred Stock at the stated price of $1,000 per share.  Following the last of these repurchases, there remained 21,741 shares of Series E Preferred Stock outstanding, all of which were held by the Reporting Person.  Of this outstanding amount, 9,614 shares of Preferred Stock were repurchased from the Reporting Person in connection with the 2012 Restructuring.

Item 2.	Identity and Background.

(a)-(c) The Reporting Person is filing this Amendment No. 9 to Schedule 13D as an individual. The Reporting Person is President and Chief Executive Officer of the Lenfest Group, LLC, located at 300 Barr Harbor Drive, Suite 460, West Conshohocken, PA 19428.

(d) During the past five years, the Reporting Person has not been convicted in a criminal proceeding.

(e) During the past five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) The Reporting Person is a citizen of the United States of America.

Item 3.	Source and Amount of Funds or Other Consideration.

In connection with $10 million in marketable securities being pledged by the Reporting Person as collateral to PNC Bank pursuant to a Pledge Agreement dated July 2, 2009 for the benefit of the Company, the Company issued 231 shares of Series D Preferred Stock to the Reporting Person on August 27, 2010 per the terms of the Pledge Agreement.  These shares were convertible into 76,490 shares of Common Stock.  This Pledge Agreement was terminated in connection with the 2012 Restructuring.

SCHEDULE 13D
CUSIP No. 294092101	Page 5 of 7

Item 4.	Purpose of Transaction.

All securities of the Reporting Person currently owned by the Reporting Person were acquired by the Reporting Person as an investment. The Reporting Person has not formulated any plans or proposals of the types referred to in clauses (a) through (j) of Item 4 of Schedule 13D except as set forth below.

The Reporting Person is, however, a member of the Company’s Board of Directors. In addition, representatives of the Reporting Person have had, and from time to time may seek to continue to have, discussions with representatives of the Company to discuss general business issues relating to the Company as well as their opinions regarding shareholder value.

The Reporting Person may, from time to time and at any time, acquire additional shares of Common Stock and/or other equity, debt or other securities (collectively, “Securities”) of the Company in the open market or otherwise and reserves the right to dispose of any or all of his Securities in the open market or otherwise, at any time and from time to time, and to engage in any hedging or similar transactions with respect to the Securities.

Two members of the Company’s Board of Directors shall be the Reporting Person and the Company’s current Chief Executive Officer.

Item 5.	Interest in Securities of the Issuer.

(a) The Reporting Person beneficially owns 8,876,937 shares of Common Stock.  The Reporting Person’s ownership constitutes 56.1% of the aggregate of 9,155,343 shares of Common Stock issued and outstanding as of October 10, 2012 and the shares of Common Stock issuable (i) issuable upon conversion of 12,127 shares of Series E Preferred Stock (6,063,321 shares of Common Stock), and (ii) issuable upon exercise of 700,000 Common Stock warrants that are presently exercisable (594,335 shares of Common Stock).

(b) The Reporting Person has the sole voting power and power to dispose of 8,282,602 shares of Common Stock (consisting of 2,219,281 shares of Common Stock and 6,063,321 shares of Common Stock underlying the 12,127 shares of Series E Preferred Stock) and upon exercise of the warrants described in (a) above, would have the sole voting power and power to dispose of 8,876,937 shares of Common Stock.

(c) In the past 60 days or since the most recent filing on Schedule 13D by the Reporting Person, the Reporting Person effected the following transactions:

On September 28, 2012, the Company entered into the 2012 Restructuring with PNC Bank and the Reporting Person. As part of this restructuring, PNC Bank provided a five-year term loan of $15 million to the Company.  On September 28, 2012, the Company used $10 million of the proceeds from the term loan to repurchase from the Reporting Person and retire an aggregate of 10,000 shares of the Company’s Series D and Series E Preferred Stock at 1,000 per share, which shares were convertible into 5,032,091 shares of Common Stock in the aggregate.

On August 24, 2012, the Reporting Person acquired 2,857 shares of Common Stock at a purchase price of $1.75 per share.  On October 10, 2012, the Reporting Person acquired 3,333 shares of Common Stock at a purchase price of $1.50 per share.

(d) Not applicable.

(e) Not applicable.

SCHEDULE 13D
CUSIP No. 294092101	Page 6 of 7

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Except as set forth in (i) the Reporting Person’s Schedule 13D dated February 18, 2003, (ii) the Reporting Person’s Amendment No. 1 to Schedule 13D filed on February 22, 2005, (iii) the Reporting Person’s Amendment No. 2 to Schedule 13D filed on April 25, 2006, (iv) the Reporting Person’s Amendment No. 3 to Schedule 13D filed on August 17, 2006, (v) the Reporting Person’s Amendment No. 4 to Schedule 13D filed on July 13, 2007, (vi) the Reporting Person’s Amendment No. 5 to Schedule 13D filed on September 19, 2007, (vii) the Reporting Person’s Amendment No. 6 to Schedule 13D filed on February 21, 2008, (viii) the Reporting Person’s Amendment No. 7 to Schedule 13D filed on September 11, 2008, (ix) the Reporting Person’s Amendment No. 8 to Schedule 13D filed on July 2, 2009, (x) this Amendment No. 9 to Schedule 13D and (xi) the exhibits attached thereto, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Person, any other person or the Company with respect to any securities of the Company, including but not limited to transfer or voting of any securities of the Company, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.  Certain contracts included or referenced in the Schedule 13D’s noted have lapsed or been terminated and are no longer in effect.

Item 7.	Material to be Filed as Exhibits.

1.  Stock Repurchase Agreement between the Company and the Reporting Person, dated March 10, 2010, (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K, filed on March 16, 2010).

2.  Stock Repurchase Agreement between the Company and the Reporting Person, dated August 10, 2010 (incorporated by reference to Exhibit 9.01 to the Company’s Current Report on Form 8-K, filed on August 12, 2010).

3.  Stock Repurchase Agreement between the Company and the Reporting Person, dated March 10, 2011 (incorporated by reference to Exhibit 9.01 to the Company’s Current Report on Form 8-K, filed on February 11, 2011).

4.  Preferred Stock Repurchase and Financial Restructuring Agreement by and between the Company and the Reporting Person dated as of September 28, 2012 (incorporated by reference to Exhibit 10.6 of the Company’s Current Report on Form 8-K, filed on October 2, 2012).

SCHEDULE 13D
CUSIP No. 294092101	Page 7 of 7

Signature. After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

/s/ H.F. Lenfest
H.F. Lenfest
Reporting Person
Date: October ____, 2012

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement: Provided, however, That a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention—Intentional misstatements or omissions of fact constitute federal criminal violations (See 18 U.S.C. 1001).